MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2018

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and nine months ended September 30, 2018 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and the related MD&A. The Company uses certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of October 30, 2018 and all information contained is current as of October 30, 2018 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2018, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

TABLE OF CONTENTS

Operating Highlights	Page 3	Consolidated Financial Results	Page 15
Consolidated Operations	Page 5	Non IFRS Measures	Page 17
Guanaceví Operations	Page 8	Quarterly Results and Trends	Page 23
Bolañitos Operations	Page 10	Annual Outlook	Page 27
El Cubo Operations	Page 11	Liquidity and Capital Resources	Page 29
Development Activities	Page 12	Changes in Accounting Policies	Page 35
Exploration Results	Page 14	Controls and Procedures	Page 38

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 2

Three Months Ended September 30			Q3 2018 Highlights	Nine Months Ended September 30
2018	2017	% Change		2018	2017	% Change
Production
1,428,828	1,262,0 64	13%	Silver ounces produced	4,135,563	3,482,826	19%
12,968	13,648	(5%)	Gold ounces produced	39,850	38,430	4%
1,40 4,677	1,231,975	14%	Payable silver ounces produced	4,0 58,377	3,40 2,884	19%
12,665	13,337	(5%)	Payable gold ounces produced	39,0 05	37,552	4%
2,40 1,428	2,285,664	5%	Silver equivalent ounces produced(1)	7,124,313	6,365,0 76	12%
8.86	8.11	9%	Cash costs per silver ounce(2)(3)	7.68	8.10	(5%)
18.16	11.74	55%	Total production costs per ounce(2)(4)	15.52	11.80	32%
16.14	17.53	(8%)	All-in sustaining costs per ounce(2)(5)	15.87	18.71	(15%)
317,821	322,784	(2%)	Processed tonnes	957,795	929,949	3%
86.33	84.81	2%	Direct production costs per tonne(2)(6)	84.00	81.60	3%
10 .98	11.94	(8%)	Silver co-product cash costs(7)	11.0 0	12.0 1	(8%)
90 6	90 2	0%	Gold co-product cash costs(7)	877	886	(1%)
Financial
37.6	39.8	(6%)	Revenue ($ millions)	116.7	10 8.9	7%
1,532,097	1,275,922	20%	Silver ounces sold	4,196,857	3,50 0 ,337	20%
13,0 25	13,759	(5%)	Gold ounces sold	39,499	37,343	6%
14.42	17.20	(16%)	Realized silver price per ounce	15.88	17.40	(9%)
1,189	1,299	(8%)	Realized gold price per ounce	1,266	1,284	(1%)
(5.5)	1.0	(647%)	Net earnings (loss) ($ millions)	(8.8)	7.0	(225%)
(4.8)	7.3	(165%)	Mine operating earnings ($ millions)	3.1	20 .6	(85%)
9.6	11.9	(20%)	Mine operating cash flow(8) ($ millions)	38.3	32.7	17%
6.9	5.7	21%	Operating cash flow before working capital changes (9)	22.1	18.9	17%
5.6	6.1	(8%)	Earnings before ITDA (10)($ millions)	19.7	18.7	6%
57.4	70 .3	(18%)	Working capital ($ millions)	57.4	70 .3	(18%)
Shareholders
(0 .04)	0 .0 1	(500%)	Earnings (loss) per share – basic	(0 .0 7)	0 .0 6	(217%)
0 .05	0 .0 4	20%	Operating cash flow before working capital changes per share (9)	0 .17	0 .15	16%
128,80 5,441	127,456,410	1%	Weighted average shares outstanding	127,959,526	127,291,688	1%

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017 Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 17.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 21.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 22 & 23.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 17.

(9)	See Reconciliation to IFRS on page 17 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 18.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. The El Cubo property came with substantial reserves and resources and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, the Company initiated a two-year operational turn-around and capital investment program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability.

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company is currently commissioning the El Compas mine for commercial production in Q4, 2018. The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows and treasury. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 4

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company is currently commissioning the fully built and permitted El Compas project anticipating commercial production in Q4, 2018.

Consolidated Production Results for the Three Months and Nine Months Ended September 30, 2018 and 2017

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2018	2017	% Change		2018	2017	% Change
317,821	322,784	(2%)	Ore tonnes processed	957,795	929,949	3%
160	144	11%	Average silver grade (gpt)	155	135	15%
87.5	84.5	4%	Silver recovery (%)	86.5	86.1	0%
1,428,828	1,262,0 64	13%	Total silver ounces produced	4,135,563	3,482,826	19%
1,40 4,677	1,231,975	14%	Payable silver ounces produced	4,0 58,377	3,40 2,884	19%
1.50	1.58	(5%)	Average gold grade (gpt)	1.53	1.52	1%
84.8	83.4	2%	Gold recovery (%)	84.7	84.5	0%
12,968	13,648	(5%)	Total gold ounces produced	39,850	38,430	4%
12,665	13,337	(5%)	Payable gold ounces produced	39,0 0 5	37,552	4%
2,40 1,428	2,285,664	5%	Silver equivalent ounces produced(1)	7,124,313	6,365,0 76	12%
8.86	8.11	9%	Cash costs per silver ounce(2)(3)	7.68	8.10	(5%)
18.16	11.74	55%	Total production costs per ounce(2)(4)	15.52	11.80	32%
16.14	17.53	(8%)	All in sustaining cost per ounce (2)(5)	15.87	18.71	(15%)
86.33	84.81	2%	Direct production costs per tonne(2)(6)	84.0 0	81.60	3%
10 .98	11.94	(8%)	Silver co-product cash costs(7)	11.0 0	12.0 1	(8%)
90 6	90 2	0%	Gold co-product cash costs(7)	877	886	(1%)

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017 Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 17.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 &20.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 21.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 22 & 23.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 5

Consolidated Production

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)
Consolidated silver production during Q3, 2018 was 1,428,828 ounces (oz), an increase of 13% compared to 1,262,064 oz in Q3, 2017, and gold production was 12,968 oz, a decrease of 5% compared to 13,648 oz in Q3, 2017. Plant throughput was 317,821 tonnes at average grades of 160 grams per tonne (gpt) silver and 1.50 gpt gold, compared to 322,784 tonnes grading 144 gpt silver and 1.58 gpt gold in Q3, 2017. Silver production was higher in Q3, 2018 compared to Q3, 2017, due to significantly improved ore grades at El Cubo being mined from the center of the Villalpando-Asuncion orebody. Guanacevi throughput and grades are expected to continue rising as the newly developed, higher grade Milache orebody commences production in October 2018. Gold production in Q3, 2018 dipped compared to Q3, 2017 due to variations in gold grades at Bolañitos, offset by the higer gold grades at El Cubo. The Bolañitos gold grades are expected to improve in Q4, 2018.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
Consolidated silver production during 2018 was 4,135,563 ounces, an increase of 19% compared to 3,482,826 oz in 2017, and gold production was 39,850 oz, an increase of 4% compared to 38,430 oz over the same period in 2017. Plant throughput was 957,795 tonnes at average grades of 155 grams per tonne (gpt) silver and 1.53 gpt gold, compared to 929,949 tonnes grading 135 gpt silver and 1.52 gpt gold in 2017. Silver production was higher in 2018 compared to 2017 due to higher mine output at El Cubo and silver grades at El Cubo and Bolañitos. Gold production in 2018 compared to 2017 was higher at El Cubo and Guanacevi due to higher gold grade ore, offset by lower gold production at Bolañitos where gold grades dipped 20%. Bolañitos fluctuations in gold grades are a result of normal variations within the ore bodies. The Bolañitos gold grades are expected to improve in Q4, 2018.

Based on the Company’s performance to date, management estimates a 5% production shortfall to the 2018 consolidated production guidance, due to the delayed commercial production at El Compas, lower gold grades mined year to date at Bolañitos and lower mine output and lower silver grades than planned at Guanacevi.

Consolidated Operating Costs

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)
Direct production costs per tonne in Q3, 2018 increased 2% compared with Q3, 2017 due normal variations in costs and a slight drop in throughput. The higher production costs per tonne were driven mainly by lower Guanaceví mine output due to mine development falling behind schedule in 2017 and poor productivity. The higher costs at Guanaceví were offset by improved cost performance at El Cubo and Bolañitos on a per tonne basis.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased 9% due to the lower gold credit on a consolidated basis on a per ounce and price basis. All-in sustaining costs (also a non-IFRS measure) which, compared to Q3, 2017, decreased 8% to $16.14 per oz in Q3, 2018. This decrease in all-in sustaining costs was a result of lower capital expenditures, corporate general and administrative costs in Q3, 2018 compared to Q3, 2017, offset by higher exploration expenditures at the operation. Capital expenditures decreased as the development of the Villalpando ore body at El Cubo has been reduced.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 6

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
Direct production costs per tonne in 2018 increased 3% compared with 2017 despite a 3% increase in throughput. The higher production costs per tonne were driven mainly by lower Guanaceví mine output due to mine development falling behind schedule in 2017, the costs related to the implementation of a productivity optimization program and higher labour and contractor costs.

Higher direct costs and lower production at Guanaceví were offset by increased production due to higher throughput and grades at El Cubo. The performance of the El Cubo operation resulted in 5% lower consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to 2017, decreased 15% to $15.87 per oz in 2018. This decrease in all-in sustaining costs is attributable to the lower operating costs and the lower capital expenditures in 2018 compared to 2017, partially offset by higher general and administration charges at the corporate level.

For the nine months ended September 30, 2018, direct production costs were $84.00 per tonne compared to the guided range of $80-$85 per tonne. The lower throughput than planned at Guanacevi has been partially offset by the cost performance of the El Cubo operation.

Consolidated cash costs, net of gold by-product credits, were guided to be $6.00 -$7.00 per oz of silver in 2018 and consolidated cash costs expressed on a co-product basis were guided to be $10.00 -$11.00 per oz silver and $750-$800 per oz gold. For the nine months ended September 30, 2018, cash costs, net of gold by-product credits, were $7.68 per oz and cash costs expressed on a co-product basis were $11.00 per oz silver and $877 per gold oz. The lower than planned production resulted in higher than guided costs per ounce. In Q4, 2018, cash costs are expected to be lower than the cash costs for the nine months ended September 30, 2018.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, were guided to be $15.00 -$16.00 per oz of silver produced in 2018 reflecting new investments in sustaining exploration and development programs. For the nine months ended September 30, 2018 AISC, net of gold by-product credits, is $15.87 as the Company spent less on sustaining capital expenditures than guided. The lower capital expenditures were offset by higher operating costs on a per ounce basis. In Q4, 2018, AISC are expected to be lower than the AISC for the nine months ended September 30, 2018.

Management has assumed a $17 per oz silver price, $1,275 per oz gold price, and 19:1 Mexican peso per US dollar exchange rate for its 2018 cost guidance.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 7

Guanaceví Operations

The Guanaceví operation is currently producing from two underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment for over 475 people and engages 400 contractors. Guanaceví mine production continues to lag below plant capacity due to the operational issues mentioned under “Guanaceví Production Results”. Management initiated a seven month mine site training program, which ended in Q3, 2018 aimed at improving work force productivity and cutting costs, and will continue to closely monitor the operating performance at Guanaceví. Returning Guanaceví to long-term profitability also lies in developing two new orebodies, Milache and SCS. Initial production at Milache commenced in October and mine development at SCS commenced in October 2018 with initial production scheduled at the end of 2018.

Production Results for the Three Months and Nine Months Ended September 30, 2018 and 2017

Three Months Ended September 30			GUANACEVI	Nine Months Ended September 30
2018	2017	% Change		2018	2017	% Change
81,268	74,649	9%	Ore tonnes processed	231,514	237,232	(2%)
218	250	(13%)	Average silver grade (g/ t)	222	226	(2%)
91.0	87.2	4%	Silver recovery (%)	89.5	88.3	1%
518,318	522,907	(1%)	Total silver ounces produced	1,479,576	1,522,331	(3%)
517,80 0	522,385	(1%)	Payable silver ounces produced	1,478,0 75	1,520 ,80 9	(3%)
0.48	0.57	(16%)	Average gold grade (g/ t)	0.59	0.52	13%
88.8	89.5	(1%)	Gold recovery (%)	90 .7	88.1	3%
1,114	1,224	(9%)	Total gold ounces produced	3,984	3,495	14%
1,113	1,224	(9%)	Payable gold ounces produced	3,980	3,491	14%
601,868	614,707	(2%)	Silver equivalent ounces produced(1)	1,778,376	1,784,456	(0%)
18.14	13.68	33%	Cash costs per silver ounce(2)(3)	16.98	13.78	23%
31.99	20.48	56%	Total production costs per ounce(2)(4)	30.14	20 .30	48%
28.75	23.47	22%	All in sustaining cost per ounce (2)(5)	26.85	24.76	8%
131.75	117.15	12%	Direct production costs per tonne(2)(6)	130 .26	10 7.16	22%
17.55	14.21	23%	Silver co-product cash costs(7)	16.78	14.28	18%
1,447	1,073	35%	Gold co-product cash costs(7)	1,338	1,054	27%

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017 Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 21.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 22 & 23.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 8

Guanaceví Production Results

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)
Silver production at the Guanaceví mine during Q3, 2018 was 518,318 oz, a decrease of 1% compared to 522,907 oz in Q3, 2017, and gold production was 1,114 oz, a decrease of 9% compared to 1,224 oz in Q3, 2017. Plant throughput was 81,268 tonnes at average grades of 218 gpt silver and 0.48 gpt gold, compared to 74,649 tonnes grading 250 gpt silver and 0.57 gpt gold in Q3, 2017. The throughput increased compared to prior year, as output has steadily risen since prior year. The higher throughput was offset by lower ore grade due to normal variations in the ore deposit.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
Silver production at the Guanaceví mine during 2018 was 1,479,576 oz, a decrease of 3% compared to 1,522,331 oz in 2017, and gold production was 3,984 oz, an increase of 14% compared to 3,495 oz in 2017. Plant throughput was 231,514 tonnes at average grades of 222 gpt silver and 0.59 gpt gold, compared to 237,232 tonnes grading 226 gpt silver and 0.52 gpt gold in 2017. Guanacevi silver production is slightly lower due to the slightly lower throughput and silver grades processed. Higher gold grades due to variations in the ore deposit resulted higher gold production in 2018 compared to previous year.

Guanacevi mine output was lower than plan due to mine development falling behind schedule in 2017 and the reallocation of mine personnel to implement a productivity optimization program. The 2018 focus re-enforced operating controls, monitoring systems and work flows, with mine output expected to increase as a result. Based on the Guanacevi’s performance to date, management estimates a 6% production shortfall to the 2018 Guanacevi production guidance, due primarily to the lower mine output than planned at Guanacevi. Guanacevi throughput and grades are expected to continue rising as the newly developed, higher grade Milache orebody commences production in October 2018.

Guanaceví Operating Costs

Three months ended Septmember 30, 2018 (compared to the three months ended September 30, 2017)
Direct production costs per tonne in Q3, 2018 rose 12% compared with Q3, 2017 as a result of the lower mine output. The higher costs per tonne with lower silver and gold grade ore resulting in 33% higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). Higher labour, contractor costs attributed to the higher costs per tonne year over year, while productivity gains are expected as the mine enters new ore bodies. All-in sustaining costs (also a non-IFRS measure) which, compared to Q3, 2017, rose 56% to $31.99 per oz in Q3, 2018. Similarly, the rise in cash costs increased all in sustaining costs, while slightly higher capital and exploration expenditures contributed the rise in costs compared to Q3, 2017.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
As a result of a 2% decrease in throughput, higher labour and contractor costs and investment in an optimization program, direct production costs per tonne in 2018 rose 22% compared with same period in 2017. The higher costs per tonne was partially offset with higher gold grade ore resulting in 23% higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). All-in sustaining costs (also a non-IFRS measure) which, compared to 2017 increased 8%. Investment was planned to increase in the second half of the year to open sufficient stope to increase productivity to planned levels.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 9

Bolañitos Operations

The Bolañitos operation encompasses three undergound silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 350 people and engages 200 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2018 and 2017

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2018	2017	% Change		2018	2017	% Change
109,728	114,526	(4%)	Ore tonnes processed	333,237	322,752	3%
84	85	(1%)	Average silver grade (g/ t)	87	77	13%
79.7	81.1	(2%)	Silver recovery (%)	79.4	81.8	(3%)
236,197	253,787	(7%)	Total silver ounces produced	740,229	653,526	13%
229,730	243,635	(6%)	Payable silver ounces produced	718,811	627,385	15%
1.67	2.15	(22%)	Average gold grade (g/ t)	1.80	2.26	(20%)
82.0	82.4	(0%)	Gold recovery (%)	82.8	84.0	(2%)
4,832	6,523	(26%)	Total gold ounces produced	15,961	19,70 6	(19%)
4,705	6,360	(26%)	Payable gold ounces produced	15,584	19,213	(19%)
598,597	743,012	(19%)	Silver equivalent ounces produced(1)	1,937,304	2,131,476	(9%)
6.22	(0.52)	1294%	Cash costs per silver ounce(2)(3)	200	(4.54)	144%
7.68	1.81	324%	Total production costs per ounce(2)(4)	3.34	(1.94)	272%
14.00	3.96	254%	All in sustaining cost per ounce (2)(5)	10.23	1.89	442%
64.00	71.52	(11%)	Direct production costs per tonne(2)(6)	63.49	67.93	(7%)
11.07	10.97	1%	Silver co-product cash costs(7)	10.51	10.40	1%
912	829	10%	Gold co-product cash costs(7)	838	768	9%

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017. Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, September 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 21.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 22 & 23.

Bolañitos Production Results

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)
Silver production at the Bolañitos mine was 236,197 oz in Q3, 2018, a decrease of 7% compared to 253,787 oz in Q3, 2017, and gold production was 4,832 oz in Q3, 2018, a decrease of 26% compared to 6,523 oz in Q3, 2017. Plant throughput in Q3, 2018 was 109,728 tonnes at average grades of 84 gpt silver and 1.67 gpt gold, compared to 114,526 tonnes grading 85 gpt silver and 2.15 gpt gold in Q3, 2017. Silver production decreased due to the combination of slightly lower silver grades, slightly lower throughput and slightly lower recoveries, while gold production decreased 26% due to the lower gold grades. Gold grades were planned to be lower in 2018 compared to 2017, however management expects gold grades to improve over the fourth quarter of 2018 in the upper plateros ore body.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
Silver production at the Bolañitos mine was 740,229 oz in 2018, an increase of 13% compared to 653,526 oz in 2017, and gold production was 15,961 oz in 2018, a decrease of 19% compared to 19,706 oz in 2017. Plant throughput for the first three quarters of 2018 was 333,237 tonnes at average grades of 87 gpt silver and 1.80 gpt gold, compared to 322,752 tonnes grading 77 gpt silver and 2.26 gpt gold in 2017. Silver production increased due to higher silver grades and higher throughput, offset by lower recoveries, while gold production decreased 19% due to the lower gold grades and recoveries offset by higher throughput. Gold grades were planned to be lower in 2018 compared to 2017, however management expects gold grades to improve in the fourth quarter of 2018.

Based on the Bolañitos’ performance to date, management estimates a 2,000 ounce shortfall in gold production to the 2018 Bolañitos production guidance, due to lower gold grades mined than planned at Bolañitos.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 10

Bolañitos Operating Costs

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)
Direct production costs per tonne in Q3, 2018 decreased 11% to $64.00 per tonne due to normal variations. The lower cost per tonne was offset by lower gold grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $6.22 per oz of payable silver in Q3, 2018 compared to negative $0.52 per oz in Q3, 2017. Similarly, all-in sustaining costs (also a non-IFRS measure) increased in Q3, 2018 to $14.00 per oz is comparable to $3.96 per oz in Q3, 2017 primarily attributed to the lower gold credit and higher capital and exploration expenditures. The Company is investing into the LL-Asuncsion and Plateros ore bodies to extend the life of the operations.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
Direct production costs per tonne in 2018 decreased 7% to $63.49 per tonne due to increased production. The lower cost per tonne was offset by lower gold grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $2.00 oz of payable silver in 2018 compared to negative $4.54 per oz in 2017. Similarly, all-in sustaining costs (also a non-IFRS measure) increased in 2018 to $10.23 per oz compared to $1.89 per oz in the same period of 2017 primarily attributed to the lower gold credit and higher capital expenditures. The Company is investing into the LL-Asuncsion and Plateros ore bodies to extend the life of the operations.

El Cubo Operations

The El Cubo operation includes two operating underground silver-gold mines and a flotation plant. El Cubo currently employs over 500 people and engages 250 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2018 and 2017

Three Months Ended September 30			EL CUBO	Nine Months Ended September 30
2018	2017	% Change		2018	2017	% Change
126,825	133,60 9	(5%)	Ore tonnes processed	393,044	369,965	6%
188	135	39%	Average silver grade (g/ t)	174	128	36%
88.0	83.7	5%	Silver recovery (%)	87.1	85.8	1%
674,313	485,370	39%	Total silver ounces produced	1,915,758	1,306,969	47%
657,147	465,955	41%	Payable silver ounces produced	1,861,491	1,254,690	48%
2.00	1.65	21%	Average gold grade (g/ t)	1.85	1.52	22%
86.1	83.3	3%	Gold recovery (%)	85.1	84.2	1%
7,022	5,901	19%	Total gold ounces produced	19,905	15,229	31%
6,847	5,753	19%	Payable gold ounces produced	19,441	14,848	31%
1,200,963	927,945	29%	Silver equivalent ounces produced(1)	3,408,633	2,449,144	39%
2.47	6.37	(61%)	Cash costs per silver ounce(2)(3)	2.49	7.53	(67%)
10 .91	7.13	53%	Total production costs per ounce(2)(4)	8.61	8.36	3%
6.96	17.95	(61%)	All in sustaining cost per ounce (2)(5)	9.34	19.78	(53%)
76.55	78.13	(2%)	Direct production costs per tonne(2)(6)	74.14	77.14	(4%)
7.75	11.21	(31%)	Silver co-product cash costs(7)	8.32	11.74	(29%)
639	847	(25%)	Gold co-product cash costs(7)	663	866	(23%)

(1)	Silver equivalents are calculated using a 75:1 ratio. Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 17.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 19 & 20.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 19 & 20.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 21.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 19 & 20.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 22 & 23.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 11

El Cubo Production Results

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)
Silver production at the El Cubo mine was 674,313 oz in Q3, 2018, an increase of 39% compared to 485,370 oz in Q3, 2017, and gold production was 7,022 oz in Q3, 2018, an increase of 19% compared to 5,901 oz in Q3, 2017. Plant throughput in Q3, 2018 was 126,825 tonnes at average grades of 188 gpt silver and 2.00 gpt gold, compared to 133,609 tonnes grading 135 gpt silver and 1.65 gpt gold in Q3, 2017. The higher metal production is a result of higher grades and recoveries, offset by lower throughput.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
Silver production at the El Cubo mine was 1,915,758 oz in 2018, an increase of 47% compared to 1,306,696 oz in 2017, and gold production was 19,905 oz in 2018, an increase of 31% compared to 15,229 oz in Q3, 2017. Plant throughput in 2018 was 393,044 tonnes at average grades of 174 gpt silver and 1.85 gpt gold, compared to 369,965 tonnes grading 128 gpt silver and 1.52 gpt gold in 2017. The higher metal production is primarily a result of significantly improved ore grades being mined from the center of the Villalpando-Asuncion orebody and slightly higher throughput.

El Cubo Operating Costs

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)
Direct production costs fell to $76.55 per tonne in Q3, 2018 a slight decrease from Q3, 2017 due to normal variations in supplies and labour. The substantial increase in metal grades resulted in 61% reduced cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreasing in Q3, 2018 to $2.47 per oz of payable silver compared to $6.37 per oz in Q3, 2017. Similarly, all-in sustaining costs decreased 61% at $6.96 per oz in Q3, 2018 compared to $17.95 per oz in Q3, 2017. The decrease in all-in sustaining costs was a result of the lower operating costs per unit and reduced capital expenditures on the development of the Villalpando ore body.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)
Higher throughput was partially offset by higher contractor costs resulting in a 4% decrease in direct production costs to $74.14 per tonne. The substantial increase in metal grades resulted in 67% reduced cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreasing in 2018 to $2.49 per oz of payable silver compared to $7.53 per oz over the same period in 2017. Similarly, all-in sustaining costs decreased 53% at $9.34 per oz in 2018 compared to $19.78 per oz over the same period in 2017. The decrease in all-in sustaining costs was a result of the lower operating costs per unit and reduced capital expenditures on the development of the Villalpando ore body.

Development Activities

El Compas Project

The El Compas project is a high quality, permitted gold-silver mine and a leased plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production. There is also potential for the Company to acquire other properties in the area in order to consolidate resources and exploration targets in the district.

Due to the positive economics, low initial capital requirements, and management’s experience in having successfully developed similar mines in Mexico, a decision was made to proceed with development in Q3, 2017. The Company initiated the installation of project infrastructure, collaring the mine access ramp and refurbishing the plant. As previously announced, the development of the main access ramp proceeded using a form of low impact gunpowder and in March 2018 El Compas received its explosives permit, which allowed the mine to accelerate the development of the main access ramp. As of September 30, 2018, a total of 1.9 kilometres has been developed. The last plant component, a mobile crushing circuit was installed in April.

Since publishing the PEA, the Company continued to optimize mining methods, the crushing circuit and grinding alternatives and has been successful on a number of fronts in improving the operating metrics. The work index of the ore and the size on the motor allows the capacity of the milling circuit to increase to 325 tpd, which allows for the mining method to be changed to mechanized cut and fill from captive cut and fill. Mechanized cut and fill increases the mining rate but has the same cost profile as captive cut and fill previously disclosed in the PEA.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 12

Additionally, the modified plant flow sheet will allow the Company to increase the ore grind size and produce a single concentrate, while still achieving recoveries similar to those outlined in the PEA, lowering overall power costs and improving the long-term stability of the tailings facility.

As a result of the modified mine plan and plant design and the delay in receiving the explosives permit, the total start up CAPEX has been revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the PEA. However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project.

Highlights of improved operating metrics

  Plant design modified to increase capacity from 250 tonnes per day (tpd) to 325 tpd as a result of the lower work index of the ore and utilizing the existing motor capacity on the mill;
  Mine plan expanded from 200 tpd to 250 tpd using mechanized cut and fill mining method;
  Potential to expand to 500 tpd with further plant refurbishment and more reserves and resources;
  Ore grind size increased while maintaining metal recoveries to improve the tailings stability long term and decrease overall life of mine power costs;
  Higher mine output, plant throughput and grind size should each have a beneficial impact on the El Compas PEA (defined below) project economics;
  Comparing the improved operating metrics with the El Compas PEA, production is expected to rise 25 per cent to 1,175,000 ounces silver equivalent per year (using 75:1 silver:gold ratio);
  Capex (capital expenditures) will rise 13 per cent to $11.3-million;
  Cash costs in the El Compas PEA (preliminary economic assessment) of $9.09 per silver equivalent (AgEq) ounce and all-in- sustaining costs of $9.64 per AgEq oz should improve with expanded production.

Mining and stockpiling of ore and commissioning of the El Compas plant was initiated in Q2, 2018 using low grade ore. A total of 6,500 tonnes of were processed to test all the plant circuits through the middle of August. As normal, plant circuits are being modified, configured and fine-tuned to resolve normal start up issues. In the middle of August 2018, based on an independent engineering review, commissioning of the plant was temporarily halted to allow the tailings area to be dewatered and excess clay removed for improved drainage. A second fine tailings area was excavated in September 2018 to improve overall settling of the fine tailings and allow the coarse tailings storage area to form a solid beach. The plant commissioning re-commenced in mid-October, 2018. During the plant shutdown, the mine continued to operate and stockpiled over 12,000 tonnes of ore near the plant while the tailings pond was improved. Management now expects El Compas to achieve commercial production in Q4, 2018. El Compas will not achieve its production guidance for the year.

Terronera Project

The Terronera project features a newly discovered high grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and still open along strike to the southeast and down dip. In April 2017, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed an initial Pre-Feasibility Study (“2017 PFS”) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

In August 2018, the Company completed an updated Pre-Feasibility Study (“2018 PFS”) for its Terronera mine project, including an updated Mineral Resource and Reserve Estimate. The updated Terronera Mineral Resource and Reserve Estimates that form the basis for the updated 2018 PFS reflect significantly higher tonnes, grades and contained silver, gold and silver equivalent ounces in each category due to positive exploration drill results in 2017 and the inclusion of the high grade La Luz vein compared to the previous estimates that were the basis for the 2017 PFS. As a result, the 2018 PFS shows significantly higher revenues, EBITDA, free cash flow, mine life and NPV with significantly lower cash costs and all-in sustaining costs per silver oz. The 2018 PFS projects higher annual gold production and slightly lower annual silver production for the same annual silver equivalent production, generating a higher internal rate of return at a moderately lower daily throughput, slightly higher capital investment and lower silver price compared to the 2017 PFS.

Initial capital expenditures are estimated to be $75.8 million, comprised of $44.3 million for plant and site infrastructure, $13.7 million for mine development, mine infrastructure and equipment, $9.7 million for owner’s costs, construction camp, engineering, procurement and construction management (EPCM), and $8.1 million for contingencies.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 13

The capital for the Phase 2 expansion from 750 tpd to 1,500 tpd is estimated to be $39.2 million. The expansion consists of $14.9 million to provide sufficient power from the state power grid, $12.0 million for underground mine development, $6.1 million for plant expansion, $2.0 million for owner’s costs, construction camp, and EPCM and $4.2 million in contingencies. An estimated $25.8 million will be required for sustaining capital after commissioning the mine, primarily for mine development and tailings expansion. The total Life of Mine (“LOM”) capital requirements are estimated to be $140.7 million.

LOM average operating costs are estimated to be $46 per tonne for mining, $20 per tonne for processing, $8 per tonne for general and administration, and $4 in royalties for a total cost of $78 per tonne. Using Base Case metal prices of $17 per oz silver and $1,275 per oz gold (compared to $18 silver and $1260 gold in 2017), total cash costs are estimated to be $0.15 per Ag oz net of the gold by-product credit, and all-in-sustaining costs at site are estimated to be $1.36 per Ag oz over the life of the mine.

The mine is expected to generate LOM revenue of $815.8 million, EBITDA of $447.7 million and total free cash flow of $193.2 million. Using a discount rate of 5%, the expected discounted net present value (NPV) is $117.8 million, the expected after tax internal rate of return (IRR) is 23.5% and payback of capital is 5.4 years, using the Base Case assumptions as shown in Table 3 below.

Management is currently awaiting a number of catalysts to advance the Terronera to mine development. Engineering trade-off studies and economic modeling are being continued. All required documents have been filed with Mexican government agencies for the final two environmental permits (mine dumps and tailings facilities), receipt of which is anticipated shortly. The mine and plant construction permits were issued in August, 2017.

Subject to receiving the remaining government permits, finalizing an appropriate financing, and completing certain additional optimization work on the 2018 PFS, management intends to seek approval from the Company’s board of directors to commence development of the Terronera mine and related facilities.

There are a number of recommended activities in the 2018 PFS that Endeavour plans to pursue in order to further optimize the project and improve the economics, including:

  Continue exploration drilling on the Terronera vein and other nearby veins to expand resources and extend mine life
  Revising the mine plan to incorporate new Mineral Reserves
  Continue investigating crushing alternatives to provide the lowest cost energy requirement
  Optimizing the grinding circuits to produce an increased particle size
  Continue evaluating power alternatives to reduce capital costs
  Expand the tailings storage facility to incorporate a longer mine life

The Company approved an initial $3.4 million budget for site preparation and procurement of long lead items in anticipation of receiving the final permits and a development decision from the Board. Initial site preparation will include earthworks to level the process plant area and start building the tailings dam, development of the main mine access ramp, awarding the EPCM Contract to progress with detailed engineering and awarding the concrete batch plant contract to progress with building foundations. Due to of the falling precious metal prices in Q3, 2018 some of these activities have been delayed.

Exploration Results

In 2018, the Company planned to drill 64,000 metres and spend $14.1 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 17,000 metres of core drilling were planned at a cost of $2.8 million. At the exploration and development projects, expenditures of $8.3 million are planned to drill 47,300 metres, to advance engineering studies and meet property holding obligations.

At Terronera, $4.7 million was initially budgeted to complete an updated PFS and a 25,400 metre drill program. The 2018 drilling focused on extending mineralization in the Terronera vein to the southeast of the current resource, plus testing other known mineralized veins. $3.0 million of the budget was to infill drill 20,000 metres upgrade up approximately a million tonnes of inferred resources to measured and indicated resources and to expand the inferred resources at depth. The infill drill program has been completed with a total of 18,774 metres drilled. The drilling continued to intersect high grade mineralization and has resulted in the deepest mineralized hole drilled to date, intersecting 618 gpt silver and 3.2 gpt gold over 21.2 metres true width in hole TR11-4 at 430 metres vertical depth, and remains open at depth. A revised resource and reserve estimate will be prepared for release in Q1, 2019 and the mine plan will be modified to accommodate the newly defined resources. These 2018 drill results for Terronera, were not included in the 2018 PFS.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 14

Management expects the drill results to extend the projected mine life, improve the net asset value and the internal rate of return of the project.

At El Compas, 6,600 metres were planned to be drilled for $1.0 million primarily on the Calicanto concessions. The 2018 drilling is to further test the new zones of high grade mineralization within the Misie-Karla-Karla HW and Calicanto veins discovered in 2017. As of September 30, 2018, $0.7 million has been spent drilling 4,600 metres testing extensions of the Compas ore body and targeting the Calicanto veins. In July, the Company announced positive drill results as the it continued to intersect high grade silver-gold mineralization along strike and down dip. Drill results should have a positive impact on the Company’s resources for the Calicanto property, part of the El Compas mine. The high silver and gold grades, good continuity of mineralization and significant exploration upside to expand the resources reinforce our view that El Compas is a scalable asset.

At Parral, $2.2 million was budgeted for drilling 12,000 metres to extend historic and new resource areas and complete a PEA. As of September 30, 2018 the Company has drilled 8,171 metres for $1.4 million resulting in continued intersection of mineralized veins. Since acquisition three mineralized areas have been intersected, of which the largest and central zone now measures 600 metres long by 250 metres vertical (starting 150 m deep) by 1-3 metres true thickness, still open to the south and at depth. Additionally, metallurgical testing of drill core samples from the Veta Colorada (Sierra Plata, El Verde and Remedios-Argentina zones), Palmilla and Cometa veins on the Parral property indicates excellent metal recoveries by flotation and leaching. Cometa is the only vein with significant lead and zinc best suited for floatation, the other veins contain primarily silver and minor gold best suited to leaching.

In Chile, the Company budgeted for a 3,000 metre drill program on one property to explore for bulk tonnage silver-lead-zinc manto mineralization. The Company continues to assess prospective properties within Chile to build a sufficient exploration portfolio to achieve exploration efficiencies within the region.

In 2018 at the operating mines, 4,474 metres were drilled at the El Cubo operation testing the north part of the Cubo district and an extension of the Villalpando vein, 10,307 metres were drilled at the Bolañitos operations testing the depth of the La Luz and Plateros veins to extend the known mineralization and 5,691 metres were drilled at the Guanacevi operation to test extensions of the Santa Cruz ore body. Updated resource estimates are planned for Q1, 2019.

Consolidated Financial Results

Three months ended September 30, 2018 (compared to the three months ended September 30, 2017)

In Q3, 2018, the Company’s mine operating loss was $4.8 million (Q3, 2017: mine operating earnings of $7.3 million) on sales of $37.6 million (Q3, 2017: $39.8 million) with cost of sales of $42.4 million (Q3, 2017: $32.5 million).

In Q3, 2018, the Company had an operating loss of $10.0 million (Q3, 2017: operating earnings of $2.3 million) after exploration costs of $3.9 million (Q3, 2017: $3.4 million) and general and administrative costs of $1.3 million (Q3, 2017: $1.6 million).

The loss before taxes in Q3, 2018 was $8.1 million (Q3, 2017: earnings before taxes $1.3 million) after finance costs of $0.1 million (Q3, 2017: $0.2 million), a foreign exchange gain of $1.9 million (Q3, 2017: foreign exchange loss of $0.6 million), and investment and other income of $0.1 million (Q3, 2017: other expense of $0.2 million). The Company realized a net loss for the period of $5.5 million (Q3, 2017: net earnings of $1.0 million) after an income tax recovery of $2.6 million (Q3, 2017: income tax expense $0.3 million).

Sales of $37.6 million in Q3, 2018 represented an 6% decrease over the $39.8 million for the same period in 2017. There was a 20% increase in silver ounces sold, offset by a 16% decrease in the realized silver price resulting in a 1% increase in silver sales. There was a 5% decrease in gold ounces sold with an 8% decrease in realized gold prices resulting in a 13% decrease in gold sales. During the period, the Company sold 1,532,097 oz silver and 13,025 oz gold, for realized prices of $14.42 and $1,189 per oz respectively, compared to sales of 1,275,922 oz silver and 13,759 oz gold, for realized prices of $17.20 and $1,299 per oz, respectively, in the same period of 2017. The realized price of silver and gold were within 4% of average silver and gold spot prices during the period of $15.02 and $1,213, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver and gold inventory to 102,775 oz and 733 oz, respectively at September 30, 2018 compared to 230,262 oz silver and 1,092 oz gold at June 30, 2018. The cost allocated to these finished goods was $2.0 million at September 30, 2018 compared to $4.2 million at June 30, 2018. At September 30, 2018, the finished goods inventory fair market value was $2.3 million compared to the fair value of $5.1 million at June 30, 2018.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 15

Cost of sales for Q3, 2018 was $42.4 million, an increase of 30% over the cost of sales of $32.5 million for the same period of 2017. The 30% increase in cost of sales was primarily due to the sale of 20% more silver ounces during the period and increased depletion at the Guanacevi and El Cubo mines.

Exploration expenses increased in Q3, 2018 to $3.9 million from $3.4 million in the same period of 2017 primarily due to planned timing of drilling activities for 2018. General and administrative expenses decreased by 19% to $1.3 million in Q3, 2018 compared to $1.6 million in the same period of 2017 due to a weaker Canadian dollar during Q3, 2018 compared to Q3, 2017 and due to decreased costs for director’s deferred share units, which are marked to market at each period end. In Q3, 2018 there was a related recovery of $0.5 million due to a decrease in the company’s share price during Q3 2018 compared to a recovery of $0.3 million due to a decrease in the Company’s share price during Q3 2017.

The Company experienced a foreign exchange gain of $1.9 million in Q3, 2018 compared to a loss of $0.6 million in Q3, 2017. The $1.9 million gain was primarily due to the strengthening of the Mexican peso against the U.S. Dollar from June 30, 2018 to September 30, 2018, which resulted in higher valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $2.6 million in Q3, 2018 compared to an expense of $0.3 million in Q3, 2017. The $2.6 million tax recovery is comprised of $0.3 million in current income tax expense (Q3, 2017: $0.8 million) and $2.9 million in deferred income tax recovery (Q3, 2017: $0.5 million). The deferred income tax recovery of $2.9 million is a result of the amortization of temporary tax differences related to Guanacevi’s mine development and the depreciation of the Mexican peso and its monetary impact on loss carryforwards related to the Guanacevi mine.

Nine months ended September 30, 2018 (compared to the nine months ended September 30, 2017)

For the nine-month period ended September 30, 2018, the Company’s mine operating earnings were $3.1 million (Q3, 2017: $20.6 million) on sales of $116.7 million (Q3, 2017: $108.9 million) with cost of sales of $113.6 million (Q3, 2017: $88.3 million).

The Company had an operating loss of $14.1 million (Q3, 2017: operating earnings of $4.1 million) after exploration costs of $10.4 million (Q3, 2017: $10.5 million) and general and administrative costs of $6.8 million (Q3, 2017: $6.0 million).

The loss before taxes was $13.0 million (Q3, 2017: earnings before tax $6.0 million) after finance costs of $0.2 million (Q3, 2017: $0.6 million), a foreign exchange gain of $1.0 million (Q3, 2017: $2.4 million), and investment and other income of $0.3 million (Q3, 2017: $0.1 million). The Company realized a net loss for the period of $8.8 million (Q3, 2017: net earnings $7.0 million) after an income tax recovery of $4.2 million (Q3, 2017: $1.0 million).

Sales of $116.7 million for the nine months ended September 30, 2018 represented an 7% increase over the $108.9 million for the same period in 2017. There was a 20% increase in silver ounces sold, offset by a 9% decrease in the realized silver price resulting in a 10% increase in silver sales. Similarly, there was a 6% increase in gold ounces sold with a 1% decrease in realized gold prices resulting in a 4% increase in gold sales. During the period, the Company sold 4,196,857 oz silver and 39,499 oz gold, for realized prices of $15.88 and $1,266 per oz respectively, compared to sales of 3,500,337 oz silver and 37,343 oz gold, for realized prices of $17.40 and $1,284 per oz, respectively, in the same period of 2017. The realized price of silver and gold were within 2% of average silver and gold spot prices during the period of $16.10 and $1,282, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver gold inventory to 102,775 oz and 733 oz, respectively at September 30, 2018 compared to 241,321 oz silver and 1,226 oz gold at December 31, 2017. The cost allocated to these finished goods was $2.0 million at September 30, 2018 compared to $4.8 million at December 31, 2017. At September 30, 2018, the finished goods inventory fair market value was $2.3 million compared to the fair value of $5.7 million at December 31, 2017.

Cost of sales for the first three quarters of 2018 was $113.6 million, an increase of 29% over the cost of sales of $88.3 million for the same period of 2017. The 29% increase in cost of sales was primarily due to the sale of 20% more silver ounces during the period and increased depletion at the Guanacevi and El Cubo mines.

Exploration expenses decreased to $10.4 million from $10.5 million in the same period of 2017 primarily due to planned timing of drilling activities for 2018. General and administrative expenses increased by 13% to $6.8 million compared to $6.0 million in the same period of 2017 due to a stronger Canadian dollar during the first half of 2018 compared to the same period in 2017 primarily due to increased costs for director’s deferred share units, which are marked to market at each period end. During the period there was a related expense of $0.7 million due to an increase in the company’s share price during the period compared to a recovery of $0.5 million due to a decrease in the Company’s share price during the same period of 2017.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 16

The Company experienced a foreign exchange gain of $1.0 million compared to a gain of $2.4 million in the first three quarters of 2017. The $1.0 million gain was primarily due to the strengthening of the Mexican peso against the U.S. Dollar from December 31, 2017 to September 30, 2018, which resulted in higher valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $4.2 million compared to a recovery of $1.0 million in the same period of 2017. The $4.2 million tax recovery is comprised of $2.9 million in current income tax expense (2017: $1.7 million) and $7.1 million in deferred income tax recovery (2017: $2.7 million). The deferred income tax recovery of $7.1 million is a result of the amortization of temporary tax differences related to Guanacevi’s mine development and the depreciation of the Mexican peso and its monetary impact on loss carryforwards related to the Guanacevi mine.

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Mine operating earnings	($4,780)	$7,302	$3,111	$20,592
Share-based compensation	-	63	(93)	155
Amortization and depletion	13,104	4,394	30,718	11,778
Write down of inventory to net realizable value	1,262	166	4,544	166
Mine operating cash flow before taxes	$9,586	$11,925	$38,280	$32,691

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	20 18	20 17	20 18	20 17
Cash from operating activities	$4,366	$4,598	$16,684	$9,989
Net changes in non-cash working capital	(2,540)	(1,092)	(5,415)	(8,957)
Operating cash flow before working capital adjustments	$6,906	$5,690	$22,099	$18,946

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
except for share numbers and per share amounts	20 18	20 17	20 18	20 17
Operating cash flow before working capital adjustments	$6,906	$5,690	$22,099	$18,946
Basic weighted average shares outstanding	128,805,441	127,456,410	127,959,526	127,291,688
Operating cash flow before working capital changes per share	$0 .05	$0 .04	$0 .17	$0 .15

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs
ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 17

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	20 18	20 17	20 18	20 17
Net earnings (loss) for the period	($5,452)	$996	($8,778)	$7,015
Depreciation and depletion – cost of sales	13,104	4,394	30,718	11,778
Depreciation and depletion – exploration	29	34	76	102
Depreciation and depletion – general & administration	67	112	182	175
Depreciation and depletion – write down of inventory to net realizable value	458	-	1,585	-
Finance costs	62	166	160	610
Current income tax expense	291	882	2,944	1,726
Deferred income tax expense (recovery)	(2,957)	(510)	(7,158)	(2,710)
Earnings before interest, taxes, depletion and amortization	$5,602	$6,074	$19,729	$18,696
Share based compensation	701	673	1,894	2,241
Adjusted earnings before interest, taxes depletion and amortization	$6,303	$6,747	$21,623	$20,937

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 18

	Three Months Ended September 30 , 2018				Three Months Ended September 30 , 2017
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$11,094	$7,230	$9,250	$27,574	$8,696	$8,195	$10,509	$27,400
Royalties	294	44	83	421	324	61	72	457
Special mining duty (1)	-	1	341	342	-	166	(3)	163
Opening finished goods	(2,128)	(339)	(530)	(2,997)	(3,155)	(556)	(632)	(4,343)
Finished goods NRV adjustment	804	-	-	804	117	-	-	117
Closing finished goods	643	87	565	1,295	2,763	325	493	3,581
Direct production costs	10,707	7,023	9,709	27,439	8,745	8,191	10,439	27,375
By-product gold sales	(1,492)	(5,806)	(8,191)	(15,489)	(1,785)	(8,544)	(7,538)	(17,867)
Opening gold inventory fair market value	331	309	725	1,365	784	679	427	1,890
Closing gold inventory fair market value	(154)	(96)	(620)	(870)	(598)	(453)	(359)	(1,410)
Cash costs net of by-product	9,392	1,430	1,623	12,445	7,146	(127)	2,969	9,988
Amortization and depletion	7,393	344	5,367	13,104	3,490	564	340	4,394
Share-based compensation	-	-	-	-	21	21	21	63
Opening finished goods depletion	(1,032)	(12)	(179)	(1,223)	(1,150)	(39)	(19)	(1,208)
NRV cost adjustment	458	-	-	458	49	-	-	49
Closing finished goods depletion	354	3	361	718	1,141	22	13	1,176
Total production costs	$16,565	$1,765	$7,172	$25,502	$10,697	$441	$3,324	$14,462

	Three Months Ended September 30 , 2018				Three Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Throughput tonnes	81,268	109,728	126,825	317,821	74,649	114,526	133,609	322,784
Payable silver ounces	517,800	229,730	657,147	1,404,677	522,385	243,635	465,955	1,231,975

Cash costs per ounce	$18.14	$6.22	$2.47	$8.86	$13.68	($0.52)	$6.37	$8.11
Total production costs per oz	$31.99	$7.68	$10.91	$18.16	$20.48	$1.81	$7.13	$11.74
Direct production costs per tonne	$131.75	$64.00	$76.55	$86.33	$117.15	$71.52	$78.13	$84.81

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 19

	Nine Months Ended September 30 , 2018				Nine Months Ended September 30 , 2017
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$28,610	$20,779	$27,711	$77,100	$25,603	$20,986	$28,342	$74,931
Royalties	887	154	255	1,296	886	163	188	1,237
Special mining duty (1)	-	521	998	1,519	-	451	(99)	352
Opening finished goods	(2,942)	(385)	(387)	(3,714)	(3,948)	-	(385)	(4,333)
Finished goods NRV adjustment	2,959	-	-	2,959	117	-	-	117
Closing finished goods	643	87	565	1,295	2,763	325	493	3,581
Direct production costs	30,157	21,156	29,142	80,455	25,421	21,925	28,539	75,885
By-product gold sales	(5,540)	(20,306)	(24,170)	(50,016)	(4,641)	(24,323)	(18,986)	(47,950)
Opening gold inventory fair market value	631	681	278	1,590	771	-	253	1,024
Closing gold inventory fair market value	(154)	(96)	(620)	(870)	(598)	(453)	(359)	(1,410)
Cash costs net of by-product	25,094	1,435	4,630	31,159	20,953	(2,851)	9,447	27,549
Amortization and depletion	18,641	1,001	11,076	30,718	9,242	1,557	979	11,778
Share-based compensation	(31)	(31)	(31)	(93)	51	52	52	155
Opening finished goods depletion	(1,096)	(8)	(8)	(1,112)	(567)	-	(1)	(568)
NRV cost adjustment	1,585	-	-	1,585	49	-	-	49
Closing finished goods depletion	354	3	361	718	1,141	22	13	1,176
Total production costs	$44,547	$2,400	$16,028	$62,975	$30,869	($1,220)	$10,490	$40,139

	Nine Months Ended September 30 , 2018				Nine Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Throughput tonnes	231,514	333,237	393,044	957,795	237,232	322,752	369,965	929,949
Payable silver ounces	1,478,075	718,811	1,861,491	4,058,377	1,520,809	627,385	1,254,690	3,402,884

Cash costs per ounce	$16.98	$2.00	$2.49	$7.68	$13.78	($4.54)	$7.53	$8.10
Total production costs per oz	$30.14	$3.34	$8.61	$15.52	$20.30	($1.94)	$8.36	$11.80
Direct production costs per tonne	$130.26	$63.49	$74.14	$84.00	$107.16	$67.93	$77.14	$81.60

	Nine Months Ended September 30 , 2018				Nine Months Ended September 30 , 2017
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Closing finished goods	643	87	565	1,295	2,763	325	493	3,581
Closing finished goods depletion	354	3	361	718	1,141	22	13	1,176
Finished goods inventory	$997	$90	$926	$2,013	$3,904	$347	$506	$4,757

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in the Company’s consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 20

Exp ressed in thousan ds US d ollars	Three Months Ended September 30 , 2018				Three Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Cash costs net of by-product	$9,392	$1,430	$1,623	$12,445	$7,146	($127)	$2,969	$9,988
Operations stock based compensation	-	-	-	-	21	21	21	63
Corporate general and administrative	171	134	370	675	268	277	397	942
Corporate stock based compensation	144	142	287	573	157	167	227	551
Reclamation - amortization/ accretion	11	8	19	38	7	4	10	21
Mine site expensed exploration	442	295	327	1,064	120	39	315	474
Capital expenditures sustaining	4,725	1,207	1,951	7,883	4,543	583	4,426	9,552
All In Sustaining Costs	$14,884	$3,217	$4,577	$22,678	$12,262	$964	$8,365	$21,591
Growth exploration				2,744				2,865
Growth capital expenditures				2,137				1,284
All In Costs				$27,559				$25,740

	Three Months Ended September 30 , 2018				Three Months Ended September 30 , 2017
	Guan aceví	Bolañitos	El Cubo	Total	Guan aceví	Bolañ itos	El Cubo	Total
Throughput tonnes	81,268	109,728	126,825	317,821	74,649	114,526	133,609	322,784
Payable silver ounces	517,800	229,730	657,147	1,404,677	522,385	243,635	465,955	1,231,975
Silver equivalent production (ounces)	601,868	598,597	1,200,963	2,401,428	614,707	743,012	927,945	2,285,664

Sustaining cost per ounce	$28.75	$14.00	$6.96	$16.14	$23.47	$3.96	$17.95	$17.53
All In costs per ounce				$19.62				$20.89

Expressed in thousands US dollars	Nine Months Ended September 30 , 2018				Nine Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Cash costs net of by-product	$25,094	$1,435	$4,630	$31,159	$20,953	($2,851)	$9,447	$27,549
Operations stock based compensation	(31)	(31)	(31)	(93)	51	52	52	155
Corporate general and administrative	1,229	1,338	2,355	4,922	1,124	1,293	1,510	3,927
Corporate stock based compensation	435	473	833	1,741	541	622	726	1,889
Reclamation - amortization/ accretion	33	24	56	113	21	13	30	64
Mine site expensed exploration	776	673	768	2,217	349	778	802	1,929
Capital expenditures sustaining	12,149	3,443	8,771	24,363	14,624	1,277	12,257	28,158
All In Sustaining Costs	$39,684	$7,356	$17,382	$64,422	$37,663	$1,184	$24,824	$63,671
Growth exploration				7,879				8,305
Growth capital expenditures				8,394				3,417
All In Costs				$80,695				$75,393

	Nine Months Ended September 30 , 2018				Nine Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Throughput tonnes	231,514	333,237	393,044	957,795	237,232	322,752	369,965	929,949
Payable silver ounces	1,478,075	718,811	1,861,491	4,058,377	1,520,809	627,385	1,254,690	3,402,884
Silver equivalent production (ounces)	1,778,376	1,937,304	3,408,633	7,124,313	1,784,456	2,131,476	2,449,144	6,365,076

Sustaining cost per ounce	$26.85	$10.23	$9.34	$15.87	$24.76	$1.89	$19.78	$18.71
All In costs per ounce				$19.88				$22.16

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 21

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	20 18	20 17	20 18	20 17
Capital expenditures sustaining	$7,883	$9,552	$24,363	$28,158
Growth capital expenditures	2,137	1,284	8,394	3,417
Property, plant and equipment expenditures	$10,020	$10,836	$32,757	$31,575

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	20 18	20 17	20 18	20 17
Mine site expensed exploration	$1,064	$474	$2,217	$1,929
Growth exploration	2,744	2,865	7,879	8,305
Exploration expenditures	$3,808	$3,339	$10,096	$10,234
Exploration depreciation and depletion	29	34	76	102
Exploration share-based compensation	128	59	246	197
Exploration expense	$3,965	$3,432	$10,418	$10,533

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in th ousand s US dollars	Three Months Ended September 30 , 2018				Three Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$11,094	$7,230	$9,250	$27,574	$8,696	$8,195	$10,509	$27,400
Royalties	294	44	83	421	324	61	72	457
Special mining duty (1)	-	1	341	342	-	166	(3)	163
Opening finished goods	(2,128)	(339)	(530)	(2,997)	(3,155)	(556)	(632)	(4,343)
Closing finished goods	643	87	565	1,295	2,763	325	493	3,581
Direct production costs	10,707	7,023	9,709	27,439	8,745	8,191	10,439	27,375

	Three Months Ended September 30 , 2018				Three Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cub o	Total	Guanaceví	Bolañitos	El Cubo	Total
Silver production (ounces)	518,318	236,197	674,313	1,428,828	522,907	253,787	485,370	1,262,064
Average realized silver price ($)	14.42	14.42	14.42	14.42	17.20	17.20	17.20	17.20
Silver value ($)	7,474,146	3,405,961	9,723,593	20,603,700	8,994,000	4,365,136	8,348,364	21,707,501

Gold production (ounces)	1,114	4,832	7,022	12,968	1,224	6,523	5,901	13,648
Average realized gold price ($)	1,189	1,189	1,189	1,189	1,299	1,299	1,299	1,299
Gold value ($)	1,324,546	5,745,248	8,349,158	15,418,952	1,589,976	8,473,377	7,665,399	17,728,752

Total metal value ($)	8,798,692	9,151,209	18,072,751	36,022,652	10,583,976	12,838,513	16,013,763	39,436,253
Pro-rated silver costs	85%	37%	54%	57%	85%	34%	52%	55%
Pro-rated gold costs	15%	63%	46%	43%	15%	66%	48%	45%

Silver co-product cash costs	$17.55	$11.07	$7.75	$10.98	$14.21	$10.97	$11.21	$11.94
Gold co-product cash costs	$1,447	$912	$639	$906	$1,073	$829	$847	$902

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Nine Months Ended September 30 , 2018				Nine Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$28,610	$20,779	$27,711	$77,100	$25,603	$20,986	$28,342	$74,931
Royalties	887	154	255	1,296	886	163	188	1,237
Special mining duty (1)	-	521	998	1,519	-	451	(99)	352
Opening finished goods	(2,942)	(385)	(387)	(3,714)	(3,948)	-	(385)	(4,333)
Finished goods NRV adjustment	2,959	-	-	2,959	117	-	-	117
Closing finished goods	643	87	565	1,295	2,763	325	493	3,581
Direct production costs	30,157	21,156	29,142	80,455	25,421	21,925	28,539	75,885

	Nine Months Ended September 30 , 2018				Nine Months Ended September 30 , 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Silver production (ounces)	1,479,576	740,229	1,915,758	4,135,563	1,522,331	653,526	1,306,969	3,482,826
Average realized silver price ($)	15.88	15.88	15.88	15.88	17.40	17.40	17.40	17.40
Silver value ($)	23,495,667	11,754,837	30,422,237	65,672,740	26,488,559	11,371,352	22,741,261	60,601,172

Gold production (ounces)	3,984	15,961	19,905	39,850	3,495	19,706	15,229	38,430
Average realized gold price ($)	1,266	1,266	1,266	1,266	1,284	1,284	1,284	1,284
Gold value ($)	5,043,744	20,206,626	25,199,730	50,450,100	4,487,580	25,302,504	19,554,036	49,344,120

Total metal value ($)	28,539,411	31,961,463	55,621,967	116,122,840	30,976,139	36,673,856	42,295,297	109,945,292
Pro-rated silver costs	82%	37%	55%	57%	86%	31%	54%	55%
Pro-rated gold costs	18%	63%	45%	43%	14%	69%	46%	45%

Silver co-product cash costs	$16.78	$10.51	$8.32	$11.00	$14.28	$10.40	$11.74	$12.01
Gold co-product cash costs	$1,338	$838	$663	$877	$1,054	$768	$866	$886

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for		2018			2017			2016
share numbers and per share amounts	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$37,581	$38,765	$40,330	$41,640	$39,782	$32,636	$36,441	$28,650
Direct cost	27,574	23,720	25,806	28,399	27,400	23,483	24,048	21,044
Royalties	421	177	698	503	457	340	440	1,216
Mine operating cash flow	9,586	14,868	13,826	12,738	11,925	8,813	11,953	6,390
Share-based compensation	-	(130)	37	47	63	92	-	-
Amortization and depletion	13,104	7,855	9,759	4,804	4,394	3,271	4,113	1,893
Write down on inventory	1,262	2,527	755	-	166	-	-	-
Mine operating earnings (loss)	($4,780)	$4,616	$3,275	$7,887	$7,302	$5,450	$7,840	$4,497

Basic earnings (loss) per share	($0.04)	($0.04)	$0.02	$0.02	$0.01	$0.00	$0.05	($0.04)
Diluted earnings (loss) per share	($0.04)	($0.04)	$0.02	$0.02	$0.01	$0.00	$0.05	($0.04)
Weighted shares outstanding	128,805,441	127,570,254	127,488,410	127,486,671	127,456,410	127,318,926	127,095,764	126,676,562

Net earnings (loss)	($5,452)	($5,651)	$2,325	$2,669	$996	($16)	$6,035	($5,204)
Amortization and depletion	13,200	7,939	9,837	4,935	4,540	3,333	4,182	1,994
Finance costs	62	49	49	105	166	208	236	246
Current income tax	291	1,965	688	2,924	882	545	299	132
Deferred income tax	(2,957)	(2,415)	(1,786)	(3,737)	(510)	(403)	(1,797)	991
NRV cost adjustment	458	835	292	-	-	-	-	-
EBITDA	$5,602	$2,722	$11,405	$6,896	$6,074	$3,667	$8,955	($1,841)

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 23

The following table presents selected production information for each of the most recent eight quarters:

Highlights		2018			2017			2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	317,821	314,30 5	325,669	349,924	322,784	30 3,943	30 3,222	317,555
Guanaceví	81,268	71,275	78,971	83,881	74,649	74,984	87,599	87,850
Bolañitos	10 9,728	10 8,495	115,0 14	124,172	114,526	113,875	94,351	10 1,568
El Cubo	126,825	134,535	131,684	141,871	133,60 9	115,084	121,272	128,137
Silver ounces	1,428,828	1,355,895	1,350,840	1,436,962	1,262,064	1,143,788	1,0 76,974	1,088,845
Guanaceví	518,318	464,929	496,329	544,117	522,907	468,741	530,683	540,70 8
Bolañitos	236,197	248,591	255,441	280,712	253,787	231,016	168,723	185,813
El Cubo	674,313	642,375	599,0 70	612,133	485,370	444,0 31	377,568	362,324
Silver grade	160	156	151	152	144	135	126	123
Guanaceví	218	225	224	241	250	219	213	211
Bolañitos	84	91	86	86	85	78	66	71
El Cubo	188	171	164	157	135	137	111	103
Silver recovery	87.5	86.2	85.4	84.1	84.5	86.6	87.4	87.0
Guanaceví	91.0	90 .2	87.3	83.7	87.2	88.8	88.5	90 .7
Bolañitos	79.7	78.3	80 .3	81.8	81.1	80 .9	84.3	80 .1
El Cubo	88.0	86.8	86.3	85.5	83.7	87.6	87.2	85.4
Gold ounces	12,968	13,674	13,208	14,577	13,648	13,058	11,724	11,402
Guanaceví	1,114	1,423	1,447	1,245	1,224	1,079	1,192	1,232
Bolañitos	4,832	5,222	5,907	7,204	6,523	6,965	6,218	5,926
El Cubo	7,022	7,0 29	5,854	6,128	5,90 1	5,014	4,314	4,244
Gold grade	1.50	1.60	1.49	1.56	1.58	1.58	1.41	1.35
Guanaceví	0 .48	0 .67	0 .64	0 .54	0 .57	0 .50	0 .49	0 .49
Bolañitos	1.67	1.82	1.91	2.18	2.15	2.27	2.40	2.22
El Cubo	2.00	1.92	1.64	1.61	1.65	1.60	1.31	1.24
Gold recovery	84.8	84.5	84.5	83.3	83.4	84.6	85.2	83.0
Guanaceví	88.8	92.7	89.0	85.5	89.5	89.5	86.4	89.0
Bolañitos	82.0	82.3	83.6	82.8	82.4	83.8	85.4	81.7
El Cubo	86.1	84.6	84.3	83.4	83.3	84.7	84.5	83.1
Cash costs per oz	$8.86	$7.61	$6.50	$7.97	$8.11	$8.36	$7.81	$9.39
Guanaceví	$18.14	$17.46	$15.31	$12.39	$13.68	$14.94	$12.85	$12.66
Bolañitos	$6.22	$2.87	($2.77)	($2.73)	($0 .52)	($4.78)	($10 .28)	($4.87)
El Cubo	$2.47	$2.09	$2.93	$8.78	$6.37	$7.95	$8.52	$11.65
Total cost per oz(1)	$18.16	$14.10	$13.70	$11.38	$11.74	$12.02	$11.62	$11.31
Guanaceví	$31.99	$29.0 3	$28.06	$19.92	$20 .48	$21.63	$18.94	$15.84
Bolañitos	$7.68	$4.09	($1.42)	($1.47)	$1.81	($2.0 7)	($7.43)	($3.59)
El Cubo	$10 .91	$6.85	$7.90	$9.38	$7.13	$8.78	$9.44	$11.92
AISC per oz	$16.14	$17.28	$14.18	$12.70	$11.74	$20 .46	$18.24	$20 .11
Guanaceví	$28.75	$29.24	$22.62	$17.57	$23.47	$27.40	$23.78	$26.74
Bolañitos	$14.00	$12.84	$4.20	$1.01	$3.96	$3.61	($3.82)	$1.02
El Cubo	$6.96	$10 .08	$11.22	$13.56	$17.95	$21.60	$20 .00	$19.62
Costs per tonne	$86.33	$86.43	$79.38	$84.38	$84.81	$84.01	$75.77	$70 .72
Guanaceví	$131.75	$139.24	$120 .63	$99.39	$117.15	$111.42	$94.99	$93.60
Bolañitos	$64.0 0	$65.74	$60 .87	$67.04	$71.52	$66.60	$65.18	$54.35
El Cubo	$76.55	$75.13	$70 .81	$90 .69	$78.13	$83.38	$70 .12	$68.01

(1)	Total Production Cost per ounce

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 24

Key Economic Trends

     Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During 2018, the average price of silver was $16.10per ounce, with silver trading between $14.13 and $17.52 per ounce based on the London Fix silver price. This compares to an average of $17.15 per ounce during the first three quarters of 2017, with a low of $15.22 and a high of $18.56 per ounce. During 2018, the Company realized an average price of $15.8 per silver ounce compared with $17.40 for the corresponding nine-month period in 2017.

During 2018, the average price of gold was $1,282 per ounce, with gold trading between $1,178 and $1,355 per ounce based on the London Fix PM gold price. This compares to an average of $1,251 per ounce during the first three quarters of 2017, with a low of $1,151 and a high of $1,346 per ounce. During 2018, the Company realized an average price of $1,266 per ounce compared with $1,284 for the corresponding nine-month period in 2017.

During 2017, the average price of silver was $17.05 per ounce, with silver trading between a range of $15.22 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $17.14 per ounce during 2016, with a low of $13.58 and a high of $20.71 per ounce. During 2017, the Company realized an average price of $17.24 per ounce compared with $16.84 for 2016.

During 2017, the average price of gold was $1,257 per ounce, with gold trading between a range of $1,146 and $1,346 per ounce based on the London Fix PM gold price. This compares to an average of $1,251 per ounce during 2016, with a low of $1,077 and a high of $1,366 per ounce. During 2017, the Company realized an average price of $1,285 per ounce compared with $1,253 for 2016.

The major influences on precious metals prices from the start of 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong U.S. equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the U.S. Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. The 2016 U.S. election results revived sentiment in favour of the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. In 2017, management believes that investor uncertainty surrounding the effect of the U.S. administration’s policies, particularly escalating signals of implementing tariffs, led to renewed interest in precious metals stabilizing prices. Subsequently, the robust 2018 US employment and economic growth has resulted in weaker investment in the sector.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 25

Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During 2018, the Mexican peso initially appreciated against the U.S. dollar, however discussions of U.S. imposed tariffs and the expectation of Andres Manuel Lopez Obrador election as the next Mexico president drove the Mexican peso to fall against the U.S. dollar at the end of the second quarter. After the election, the Mexican Peso regained its losses and stabilized with an agreement on trade with the US. During 2018, the average foreign exchange rate was $19.02 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.00 to $20.77. This compares to an average of $18.88 during the corresponding nine-month period of 2017, with a range of $17.50 to $21.92 Mexican pesos per U.S. dollar.

During the year ended December 31, 2017, the Mexican peso reversed a long negative trend and significantly appreciated against the U.S. dollar until the fourth quarter. During 2017, the average foreign exchange rate was $18.91 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.50 to $21.92. This compares to an average of $18.68 during the year ended December 31, 2016, with a range of $17.17 to $20.82 Mexican pesos per U.S. dollar. The reversal of the trend in the earlier periods of 2017 is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During 2018, the Canadian dollar gradually depreciated against the U.S. dollar. During 2018, the average foreign exchange rate was $1.287 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.230 and $1.330. This compares to an average of $1.307 during the same nine-month period of 2017, within a range of $1.212 and $1.374 Canadian dollar per U.S. dollar.

During 2017, the Canadian dollar appreciated relative to the U.S. dollar, with significant appreciation in the third quarter. During 2017, the average foreign exchange rate was $1.298 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.211 and $1.374. This compares to an average of $1.3251 during 2016, with a range of $1.2533 and $1.4602 U.S. dollar per Canadian dollar.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 26

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

2018 Outlook

Production
In 2018, silver equivalent production was planned to increase by 20% compared to 2017. The Company plans higher silver and gold production at all three existing mines and initial production from the new fourth mine at El Compas with commercial production originally expected in Q3, 2018.

Based on the Company’s performance to date, 2018 production will significantly exceed 2017, however management estimates a 5% production shortfall to the 2018 consolidated production guidance, due to the delayed commercial production at El Compas, lower gold grades mined year to date at Bolañitos and lower mine output and lower silver grades than planned at Guanacevi.

Silver production was guided to be in the range of 5.6 million ounces and gold production was guided to be in the 54,000 oz range for 2018. Silver equivalent production is anticipated to be 9.7 million ounces using a 75:1 silver:gold ratio.

After resolving several operational issues in 2017, management launched a seven-month mine-site training program aimed at significantly improving workforce productivity and cutting costs. Plant throughput was expected to rise from the 900 tpd in Q4, 2017 to 1,050 tpd by Q4, 2018 averaging 1,000 tpd in 2018. Two new orebodies at Milache and SCS are being developed to commence production before year-end in order to reduce the onus on Porvenir Norte and Santa Cruz and increase operational flexibility. Through the nine months ended September 30, 2018, the Guanacevi mine output has been below plan, as overall development was behind plan limiting the flexibility. The ramp into the Milache ore body has progressed over 1.8 kilometre and production is expected for Q4, 2018. Management is focused on increase productivity to reach the designed capacity of 1200 tpd for 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 27

Mining and stockpiling of ore and commissioning of the El Compas plant was initiated in Q2, 2018 using low grade ore. A total of 6,500 tonnes of were processed to test all the plant circuits through the middle of August. As normal, plant circuits were being modified, configured and fine-tuned to resolve normal start up issues during that time. In the middle of August, based on an independent engineering review, the plant was temporarily halted to allow the tailings area to be dewatered and excess clay removed for improved drainage. A second fine tailings area was excavated in September to improve overall settling of the fine tailings and allow the coarse tailings storage area to form a solid beach. The plant re-commenced in mid-October, 2018. During the plant shutdown, the mine continued to operate and stockpiled over 12,000 tonnes of ore near the plant while the tailings pond was improved. Management now expects El Compas to achieve commercial production in Q4, 2018 and operate at planned capacity of 250 tpd in 2019.

At Bolañitos and El Cubo, management is reviewing optimal mine production and plant throughput for 2019 mine plan taking into consideration the current price environment, development requirements and resources.

Operating Costs
Management assumed a $17 per oz silver price, $1,275 per oz gold price, and 19:1 Mexican peso per US dollar exchange rate for its 2018 cost guidance.

Consolidated cash costs, net of gold by-product credits, were guided to be $6.00 -$7.00 per oz of silver produced in 2018 and consolidated cash costs expressed on a co-product basis were guided to be $10.00 -$11.00 per oz silver and $750-$800 per oz gold. For the nine months ended cash costs, net of gold by-product credits, is $7.68 or cash costs expressed on a co-product basis is $11.00 per oz silver and $877 per gold oz. The production shortfall as described above has resulted in higher costs on a per ounce basis than guided. In Q4, 2018, cash costs are expected to be lower than the cash costs for the nine months ended September 30, 2018.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, were guided to be $15.00 -$16.00 per oz of silver produced in 2018 reflecting new investments in exploration and development programs. For the nine months ended September 30, 2018, AISC, net of gold by-product credits, is $15.87 as the Company has spent less on sustaining capital expenditures than guided. The lower capital expenditures was offset by higher operating costs on a per ounce basis. In Q4, 2018, AISC are expected to be lower than the AISC for the nine months ended September 30, 2018.

Capital Investments
In 2018, Endeavour planned to invest $48.4 million on capital projects including $41.1 million in sustaining capital at three currently operating mines and $7.3 million in growth capital at two development projects (including the El Compas project).

Growth capital of $7.2 million was budgeted to complete the construction and commissioning of the El Compas project to commercial production. Due to the delay in commissioning as previously described, the Company has incurred $8.6 million in capital costs at the El Compas project as of September 30, 2018. The additional costs are attributed to the mine developing 18% more metres than planned, while longer timeline to commission the plant and an unplanned expansion of the tailing resulted in an additional $0.4 million of capital expenditures on the processing facilities.

At Guanaceví, a capital budget of $25.9 million was planned for 2018, including sustaining capital of $10.3 million to develop 9.2 kilometres of mine access at the North Porvenir and Santa Cruz mines. As of September 30, 2018, 5.9 kilometres were developed for $6.8 million. In Q3, 2018, development for the North Porvenir and Santa Cruz mines moved from footwall development to in-vein development to reduce capital costs.

$7.7 million and $5.6 million are budgeted for the development of the Milache and SCS ore bodies, respectively. As of September 30, 2018, the Company has incurred $4.8 million on the Milache ramp and underground infrastructure developing 1.8 km of the planned 3.8 km for 2018. The SCS ore body ramp was collared in October 2018 with insignificant expenditures spent to date.

An additional $2.3 million was planned to Guanacevi support site infrastructure, including plant equipment, office equipment and building improvements were planned. A number of these expenditures were delayed in the year due to the current price environment as $0.5 million has been incurred.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 28

At Bolañitos, a capital budget of $2.6 million is planned for 2018, including $0.5 million on mine development to access resources in LL-Asunción and Plateros veins, plus mineralized fill from historic stopes not included in resources. An additional $2.1 million is planned to support site infrastructure, including mobile equipment, plant equipment, office equipment and building improvements. As of September 30, 2018, extensions of the LL-Asunción and Plateros veins resulted in 2.9 km of development for $2.6 million development expenditures. $0.9 million has been spent on the support site infrastructure, less than planned due to the falling silver price.

At El Cubo, a capital budget of $12.6 million was planned for 2018, including 5.9 kilometres of mine development for $7.6 million, $2.0 million for refurbishment of underground mobile equipment, $1.8 million to increase the capacity of the tailings facility and an additional $1.2 million for site infrastructure, including vehicles, plant equipment, office equipment and building improvements. To date 5.7 km of development has been completed for $7.2 million and $1.6 million has been spent on site infrastructure. Planned expenditures on tailings dams and mobile equipment has been delayed due to the current price environment and limited resource expansion.

Exploration Expenditures

See Exploration Results for an update on 2018 exploration activities. Q4, 2018 minimal exploration expenditures will be incurred to interpret 2018 drill results, prepare resource estimates and define 2019 drill targets and exploration plans.

Liquidity and Capital Resources

Cash and cash equivalents (including restricted cash) decreased from $39.3 million at December 31, 2017 to $28.6 million at September 30, 2018. The Company had working capital of $57.4 million at September 30, 2018 (December 31, 2017 - $66.2 million). The $8.8 million decrease in working capital is due to investing $32.8 million into property, plant and equipment and the decrease in cash, offset by cash generated from operating activities and $5.3 million raised through equity sales.

Operating activities generated cash of $16.7 million during the first three quarters of 2018 compared to $10.0 million of cash during the same period in 2017. The significant non-cash adjustments to the net loss of $8.8 million were amortization and depletion of $31.0 million, share-based compensation of $1.9 million, a deferred income tax recovery of $7.1 million, a write down of inventory to net realizable value of $4.5 million and a change in non-cash working capital of $5.4 million. The change in non-cash working capital was primarily due to an increase in receivables with normal fluctuations in other working capital items.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

Mangement believes that delays and denials with respect to IVA refunds for Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Adelante S.A. de C.V. (“Guanaceví,”) are improper. At September 30, 2018, El Cubo holds $11.0 million and Guanaceví holds $6.6 million in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2017 – $10.4 million and $8.8 million respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. See “Financial Instrument Risk Exposure and Risk Management-Liquidity Risk”.

Investing activities during the period used $32.8 million compared to $31.6 million in the same period of 2017. The investments in 2018 primarily relate sustaining capital at the existing operations and the construction of the El Compas operation.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 29

Capital spending totaled $32.8 million in property, plant and equipment during 2018. At Guanaceví, the Company invested $12.2 million, with $10.6 million spent on 7.8 kilometres of mine development, $1.0 million on underground infrastructure, $0.3 million on mine equipment and $0.2 million various support items.

At El Cubo, the Company invested $8.8 million, including $7.2 million on 5.7 kilometres of mine development, $1.1 million on refurbishment of underground mobile equipment, $0.2 million on the tailings dam, and $0.3 million on other site equipment.

At Bolañitos, the Company invested $3.3 million, including $2.6 million on 2.9 kilometres of mine development and $0.7 million on various site equipment and support vehicles.

At El Compas, the Company has spent a total of $8.5 million in developing the El Compas ore body and refurbishment of the plant. $2.8 million was incurred in 2018 on the plant, $5.1 million was incurred on development of the main ore ramp and $0.6 million on various other equipment. See further discussion under Development Activities.

Exploration incurred net $0.1 million in holding costs and Corporate expenditures totaled $0.1 million year to date.

Financing activities during the first half of 2018 increased cash by $6.3 million, compared to decreasing cash by $7.8 million during the same period in 2017. During the first three quarters of 2018, the Company received gross proceeds through an at-the-market financing of $5.6 million, proceeds of $0.3 million received from exercised stock options and paid $0.6 million in share issue costs. By comparison, during the first three quarters of 2017, the Company paid $7.5 million to reduce its credit facility and $0.4 million in interest, offset by proceeds of $0.1 million received from exercised stock options.

In April 2018, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provides the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the nine months ended September 30, 2018, the Company issued 2,024,999 common shares under the ATM facility at an average price of $2.77 per share for gross proceeds of $5.6 million, less commission of $126 thousand.

The principal business objective that the Company expects to accomplish using the net proceeds from the ATM facility are to advance the exploration and development of the Terronera Project and to add to the Company’s working capital.

Use of proceeds as at September 30 , 2018
Net proceeds received	$5,474
Advancement of Terronera Project	(2,381)
Remaining proceeds	$3,093

Subsequent to September 30, 2018, the Company issued an additional 913,467 shares under the ATM facility at an average price of $2.40 per share for gross proceeds of $2.2 million, less commission of $49 thousand.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2018 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

As at September 30, 2018, the Company’s issued share capital was $456.5 million, representing 129,640,409 common shares, and the Company had options outstanding to purchase 5,987,800 common shares with a weighted average exercise price of CAD$3.96.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 30

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 5.6 million ($0.3 million) and inflationary charges of MXN 8.5 million ($0.4 million) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2017, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2017, there was a $1.0 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018. In March 2018 a payment was made to the owner of the Las Torres Facility for $0.5 million and the letter of credit has been removed.

Capital Requirements

See 2018 Outlook on page 27 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at September 30, 2018:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital Assets purchases	$594	$594	$-	$-	$-
Operating lease	3,632	434	904	773	1,521
Other Long-Term Liabilities	8,095	-	8,095	-	-
Total	$12,321	$1,028	$8,999	$773	$1,521

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 31

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. During 2017 , the Company also shared common administrative services and office space with Canarc Resource Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $7,000 and $14,000 for the three months and nine months ended September 30, 2018 (September 30, 2017 - $5,000 and $21,000 respectively). The Company had a $4,000 net receivable related to administration costs outstanding as at September 30, 2018 (December 31, 2017 – $2,000).

The Company was charged $43,000 and $162,000 for legal services for the three months and nine months ended September 30, 2018 respectively, by a firm in which the Company’s corporate secretary is a partner (September 30, 2017 - $8,000 and $50,000 respectively). The Company has $Nil payable to the legal firm as at September 30, 2018 (December 31, 2017 - $Nil).

Financial Instruments and fair value measurements

As at September 30, 2018, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at September 30 , 2018		As at December 31, 2017
Expressed in thousands US dollars	Carrying	Estimated	Carrying	Estimated
	value	Fair value	value	Fair value
Financial assets:
Cash and cash equivalents	$28,604	$28,604	$39,277	$39,277
Other investments	108	108	168	168
Trade receivables	8,426	8,426	8,114	8,114
Other receivables	990	990	360	360
Total financial assets	$38,128	$38,128	$47,919	$47,919

Financial liabilities:
Accounts payable and accrued liabiities	$18,927	$18,927	$19,068	$19,068
Total financial liabilities	$18,927	$18,927	$19,068	$19,068

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 32

Assets and liabilities measured at fair value on a recurring basis include:

As at September 30 , 2018
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$108	$10 8	$-	$-
Trade receivables	8,426	-	8,426	-
Total financial assets	$8,534	$10 8	$8,426	$-

Liabilities:
Deferred share units	$1,489	$1,489	$-	$-
Share appreciation rights	131	-	131	-
Total financial liabilities	$1,620	$1,489	$131	$-

Other investments
The Company holds marketable securities classified as Level 1 in the fair value hierarchy. The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in income or loss.

Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units
The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights
As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 33

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

Management believes that delays and denials with respect to IVA refunds for El Cubo and Guanaceví are improper. At September 30, 2018, El Cubo holds $11.0 million and Guanaceví holds $6.6 million in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At September 30, 2018, there are 299,967 oz of silver and 4,950 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at September 30, 2018, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.0 million.

Outstanding Share Data

As of October 30, 2018, the Company had the following securities issued and outstanding:

  130,553,876 common shares
  5,987,800 common shares issuable under stock options with a weighted average exercise price of CAD$3.96 per share expiring between May 13, 2019 and May 3, 2023.
ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 34

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company has adopted the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis with no material impact on the consolidated financial statements.

The Company has Performance Share Units (“PSU”) with a net settlement feature, which permits cash settlement for withholding tax obligations. The expense for the PSUs has previously been bifurcated with the cash settlement portion of the expense recognized as a liability until settlement, and the remaining expense allocated to Contributed Surplus. Upon adoption of the amendments to IFRS 2, the PSU liability at January 1, 2018 for the liability classified portion of $38,000 was reallocated to Contributed Surplus.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments retrospectively. The change did not result in a change in carrying value of any of the Company’s financial instruments on transition date. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 35

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39.

January 1, 2018
	IAS 39	IFRS 9

Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost	Amortized cost
Trade receivables (derivative component)	Fair value through profit or loss	Fair value through profit or loss
Marketable securities	Fair value through other comprehensive income	Fair value through profit or loss
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost

Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through profit or loss. For equity instruments not held for trading, the Company may make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company did not make any such election.

IFRS 9 does not require restatement of comparative periods. Accordingly, the Company has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for marketable securities as an adjustment to opening components of equity as at January 1, 2018.

The fair value of marketable securities is $168,000 under both IAS 39 and IFRS 9 as at January 1, 2018, the date of initial application of IFRS 9, and is presented in Other Investments in the consolidated balance sheet. On adoption, the unrealized gain in fair value of $127,000, previously recognized in accumulated other comprehensive income has been reallocated to retained earnings.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial Instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

The Company classify and measure financial assets (excluding derivatives) on initial recognition as described below:

  Cash and equivalents and restricted cash include cash and term deposits with original maturities of less than 90 days are classified as financial assets at fair value through profit and loss and are measured at fair value. Unrealized gains and losses related to changes in fair value are reported in income;
  Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, in any;
  Investments in equity instruments are designated at financial assets through profit or loss and are recorded at fair value on settlement date, net of transaction costs. Subsequent to initial recognition, changes in fair value are recognized in income.

Derivative financial instruments, including embedded derivatives in trade receivables measured at amortized cost, are recorded in the consolidated balance sheets at fair value. Subsequent to initial recognition, changes in estimated fair value at each reporting date are recognized through profit or loss.

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company did not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 36

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company adopted IFRS 15 and the clarifications effective January 1, 2018 with no material impact on the consolidated financial statements.

Dore sales
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the Company’s revenue recognition policy as set out in Note 3(l) of the 2017 Annual Financial Statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to the Company’s financial statements as the timing of revenue recognition on dore sales is unchanged.

Concentrate sales
The Company assessed all of its existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of delivery, consistent with the Company’s current accounting policy as set out in Note 3(l) of the 2017 Annual Financial Statements.

Changes in IFRS not yet adopted:
New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaces IAS 17 – Leases and its associated interpretive guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019. With early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has selected the modified retrospective transition approach which does not require restatement of comparative periods, instead the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the start of the accounting period in which it is first applied.

Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 37

The Company is currently assessing and quantifying the effect of this standard on our financial statements. During the third quarter, management has continued the scoping of contracts across our operations and has commenced a detailed review of contracts. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company expects the time frame to develop and implement the accounting policies, estimates and processes will continue into the latter part of 2018.

IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)
On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

As a result of the ongoing production issues at Guanacevi and revised mine plan, the Company reviewed the Guanacevi CGU for value in use during the quarter which resulted in no additional impairment to previous impairment charges. As previously disclosed, any modest decrease in any one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plan and associated increase in per-unit costs, Management’s long term estimates have not significantly changed from the prior year.

See “Critical Accounting Estimates” in the Company’s annual MD&A for the year ended December 31, 2017 for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Changes in Internal Control over Financial Reporting
Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

During the nine months ended September 30, 2018 there have been no changes in internal control over financial reporting that that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 38